March 7, 2006




Via EDGAR

Joyce Sweeney
Senior Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington DC 20549

RE:  Laurel Capital Group, Inc.
     Form 10-K for the period ended June 30, 2005
     Form 10-Q for the quarter ended September 30, 2005
     File No. 000-23-010

Dear Ms. Sweeney:

     By letter dated February 10, 2006 (the "Staff letter"), the Staff of the Securities and Exchange Commission (the "Commission") submitted comments with respect to certain disclosures contained in the Annual Report on Form 10-K for the year ending June 30, 2005 (the "Form 10-K") and the Form 10-Q for the quarter ended September 30, 2005 (the "Form 10-Q") of Laurel Capital Group, Inc. (the "Company"). For ease of reference, the Staff's comments are reproduced below in bold-face type and the responses thereto follow.

Form 10-K, June 30, 2005

Exhibit 13 - 2005 Annual Report to Shareholders

Consolidated Financial Statements

Note 2 - Investment Securities, Page 16

     1. We note that the unrealized losses on your available-for-sale investments in the Shay Financial Services ARM Fund have continued to increase over the past fiscal year. Please refer to SAB 59 and provide us with your comprehensive analysis that those equity investments were not other than temporarily impaired as of June 30, 2005 and September 30, 2005. In your analysis, please address the following:

          a. The duration and the extent to which the market value has been less than cost;
          b. The specific time period you estimate until the forecasted recovery of fair value up to the cost of the investment and the basis for that estimate; and
          c. How you determined that you have the intent and ability to retain your investment for a period of time sufficient to allow for any anticipated recovery in market value in light of the fact that these are equity investments for which you are not guaranteed any return of investment.

     2. We note your response to Comment 2 in your correspondence dated May 13, 2005 that the Company expects that the net asset value of the Shay Financial Adjustable Rate Mortgage Fund to increase as market rates of interest increase. Please tell us the reasons why the value of your investment in the Shay Financial Services ARM Fund has decreased while the fed funds rate has increased. Explain how your assertions regarding recovery of fair value up to your cost basis of your investment have been updated for this apparent divergence from your previous assumption.

We would like to respond to the second staff comment first as it may serve to shorten the response to the first comment since they are closely related. The explanation given in our May 13, 2005 response may not have clearly explained the expected relationship between the changes in fed funds rates and the net asset value of the shares of the Shay Financial Services ("Shay") ARM Fund (the "Fund"). There is a cause-and-effect relationship, but it is indirect, not direct.

Each time the Federal Open market Committee of the Board of Governors of the Federal Reserve System (the "Federal Reserve") increases short-term interest rates, the net asset value of the Fund goes down, not up. The Federal Reserve has raised short-term interest rates 14 times since June 30, 2004 including the latest change on January 31, 2006. Based on information from Shay, the net asset value of the Fund is estimated to change by somewhat less than 1% in value for each change of 1.00% in the fed funds rate by the Federal Reserve. The fed funds rate has increased from 1.00% to 4.50% a change of 350 basis points or 3.50%. Therefore, the net asset value of the Fund should have declined by a number somewhat less than 3.50% due to the fact that the Fund has an estimated "duration" of less than 1.00. "Duration" in this case means a measure intended to approximate the amount of price change that can be expected on any asset as a result of a change in the general level of interest rates by 1%. The net asset value of the Fund has declined from $9.95 per share at the end of June 2003 to $9.68 per share as of March 2, 2006. This decline of $0.27 per share represents less than 3% of the value of the net asset value that existed at June 30, 2003. While this decline (less than 3%) might appear to be immaterial, given the fact that the Company has a substantial investment in the Fund, the value of the Company's investment was impaired by more than $500,000 as of June 30, 2005 and as such, deserves comment.

                                    2

The name of the Fund has changed during the period under discussion. The Fund is listed on the various stock exchanges as "ASARX" and that has not changed. However, effective August 10, 2005, the name of the Fund is now the "Asset Management Fund Ultra Short Mortgage Fund" and, according to Shay, the change was designed to reflect the fundamental change in investment policy effected by Shay with respect to the Fund from having the Fund's assets consist of 80% adjustable-rate mortgage securities to 80% ultra-short duration mortgage-related securities. The "ultra short" classification is reserved for those funds which have a "duration" of less than 1.00 years.

Continuing with the explanation of the relationship between short-term interest rates and the net asset value of the Fund, we turn to the nature of the securities owned by the Fund. Each time the fed funds rate is increased, the adjustable-rate mortgage securities owned by the Fund become eligible to adjust their coupon upward, but will not do so instantly but will instead adjust in accordance with the adjustment features of such securities

In some cases, the adjustment occurs within a month of the change in the fed funds rate. For other securities, the reset cycle may take six months or even longer. But, over time, the securities within the Fund will adjust to higher coupons as long as the fed funds rate is increasing. If the Federal Reserve changed rates only once, this "reset cycle" would be substantially completed during a six-month period following the change. If the Fund had the time to adjust to the change in the fed funds rate, the net asset value of the Fund could be expected to begin to reflect the higher earning power of the underlying assets of the Funds as such assets repriced upward in response to the increase in the fed funds rate.

In fact, on May 22, 1995, Mr. Stephen M. Swad, Professional Accounting Fellow, Office of the Chief Accountant, U.S. Securities and Exchange Commission (SEC) spoke to a group attending a BAI Finance and Accounting Conference on the subject of "Critical Accounting Issues". The issues at the time were: accounting for derivatives, other than temporary declines in value, and the classification of liabilities relating to derivatives.

In his section on other than temporary impairment, Mr. Swad indicated that the SEC staff was "focusing on whether registrants were recognizing losses from "other than temporary" declines in fair value on a timely basis".

In part of the speech, Mr. Swad referred to work done by the SEC staff in response to specific questions raised by registrants. One of the questions related to a registrant who owned an adjustable rate mortgage mutual fund.

"Recently, a registrant asked the staff whether the decline in value of a mutual fund that invests in plain-vanilla adjustable rate mortgages should be considered an "other than temporary" decline. In that instance the decline was considered temporary because it was expected that, when the underlying adjustable rate mortgages repriced to market, which would occur just by the mere passage of a short period of time, the value of the fund would recover completely" (emphasis added).

                                    3

The recent events have been compounded by the multiple changes in the fed funds rate implemented by the Federal Reserve. We believe, having reviewed the 15 year history of this Fund that, once the Federal Reserve has completed this cycle of increases in the fed funds rate, the Fund should complete the reset cycle within six to eight months, and that the net asset value can be expected to recover to our cost basis within approximately twelve months thereafter.

Therefore, the relationship between the net asset value of the Fund and the fed funds rate is as follows: first the value of the Fund declines in response to the changes in other short-term interest rates, then the interest rates on the underlying securities held by the Fund begin to reset to current rates, and finally, the net asset value begins to recover to reflect the higher income from the Fund.

The Fund's income has been reacting to the changes in the fed funds rate although with about a six month lag. To illustrate this fact, the Fund earned about 2.21% in June 2004. Six months before that (December 2003) the effective fed funds rate was 0.98%, a spread of about 123 basis points. In December 2005, the Fund paid a dividend of 4.05%. Six months before that (June 2005) the effective federal funds rate for the month was 3.04%, a spread of 101 basis points.

Looking forward then, if we presume that the relationship continues to follow its past pattern, the Fund six months from now should have a spread of about 100 basis points over today's fed funds rate of 4.50% or a return of about 5.50%. If that should happen, it seems reasonable to believe that the net asset value of the Fund should increase in response.

Turning now to the response to the first comment:
-------------------------------------------------

The Fund has been impaired for more than 12 months. The current cycle of changes in the fed funds rate by the Federal Reserve has also been going on for more than 12 months. The decline in the value of the Company's investment in the Fund has been substantially as expected. Based on the Fund's duration of less than 1.00, the value of the Fund was expected to fall by less than 1.00% for each 100 basis points in fed fund rate increases implemented by the Federal Reserve. The Federal Reserve has changed fed funds rates a total of 350 basis points and the value of the Fund has declined less than 3.00%.

We estimate that the value of the Fund will begin to recover once the market is convinced that the current round of rate increases by the Federal Reserve is completed. Most market participants believe that we are within a few months of completing this very difficult cycle. Based on the past historical behavior of the Fund, we estimate that the net asset value will recover to our cost basis of $9.95 per share within 12 months of the last change by the Federal Reserve in the fed funds rate (whenever that occurs) based on the almost 15 years of performance of this Fund.

                                    4

We have the intent and ability to hold this investment for the foreseeable future. This Fund is considered a core holding and an important part of our asset/liability policy of interest rate risk control. Short duration assets help to offset some of the interest rate risk implied by the origination of longer-term fixed-rate mortgage loans.

We note your comment that this Fund is "an equity investment for which you are not guaranteed any return of investment." However, we are satisfied that the underlying securities owned by the Fund are prudent, safe and secure. We are not aware of any credit impairment of any asset within the Fund. Each of the assets owned by the Fund is a security which the Company could purchase directly in unlimited amounts. The long track record of the Fund's managers and the relative price stability of the Fund over multiple interest rate cycles gives us confidence that this investment can be held by the Company for the foreseeable future.

                               *    *    *

In connection with this response to the Staff's comments as set forth in the Comment Letter, the Company acknowledges that:

       - The Company is responsible for the adequacy and the disclosure in its Form 10-K and Forms 10-Q;
       - Staff comments or changes to disclosure made in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and the Form 10-Q; and
       - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing responds sufficiently to the Staff's comments as set forth in the Comment Letter. Please do not hesitate to contact John A. Howard, Chief Financial Officer, or me at (412) 487-7404 if you have additional questions concerning this matter.

Sincerely,

/s/ Edwin R. Maus
------------------------------------
Edwin R. Maus
President and Chief Executive Officer

cc. Ben Phippin, Staff Accountant
    Philip R. Bevan, Esq.




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